EATON VANCE MUTUAL FUNDS TRUST Two International Place Boston, MA 02110 Phone: (617) 482-8260

August 9, 2010

Mr. Richard Pfordte Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

Re:	Eaton Vance Mutual Funds Trust (the “Registrant”) on behalf of its series
Eaton Vance Global Strategies Fund (the “New Fund”)

Dear Mr. Pfordte:

     Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Registrant hereby requests that the Staff of the Division of Investment Management accelerate the effective date of Post-Effective Amendment No. 160 to the Registrant’s registration statement on Form N-1A (“PEA No. 160”) filed on August 9, 2010 (Accession No. 0000940394-10-000840) to August 23, 2010.

     PEA No. 160 was filed solely for the purpose of reflecting a change in the name of the New Fund from Eaton Vance Global Strategies Fund to Eaton Vance Global Macro Absolute Return Advantage Fund.

     Please contact me at (617) 672-8305 or fax (617) 672-1305 if you have any questions. Thank you.

Very truly yours, /s/ Maureen A. Gemma Maureen A. Gemma Secretary

     The undersigned, Eaton Vance Distributors, Inc., being the principal underwriter for the Fund, hereby joins in the foregoing request for acceleration.

Eaton Vance Distributors, Inc. By: /s/ Frederick S. Marius Frederick S. Marius, Vice President